December 30, 2005

Via U.S. Mail and Facsimile

Satoshi Tanaka, General Manager
Investor Relations Division
Mitsui & Co., Ltd.
2-1, Ohtemachi 1-chome
Chiyoda-ku, Tokyo 100-0004
Japan


RE:		Mitsui & Co., Ltd.
		Form 20-F for the fiscal year ended March 31, 2004 Form 20-F for the fiscal year ended March 31, 2005 Response letter dated February 24, 2005
		File No. 0-09929

Dear Mr. Tanaka:

      We have limited our review of your Form 20-F for the fiscal year ended March 31, 2004, Form 20-F for the fiscal year ended March
31, 2005, and response letter dated February 24, 2005 and have the following additional comments. We have limited our review to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General -


1. We note that on page 54 of your 20-F and on page 2 of exhibit
8.1
to your 20-F you continue to list an Iranian subsidiary, MITSUI & CO., IRAN LTD. As we stated in our letter of March 21, 2005, your February 24, 2005 response to our prior comment did not indicate that you considered the impact your ties to Iran, a country identified by the U.S. State Department as a state sponsor of terrorism, and subject to U.S. economic sanctions, might have upon your reputation and share value. Please discuss for us the materiality of your Iran-related operations, and whether they constitute a material investment risk for your security holders, in light of these additional non-quantitative factors. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Iran.

2. We are aware of news reports indicating that you may have had operations in, or other contacts with, Iraq during the period that country was identified by the U.S. State Department as a state sponsor of terrorism and was subject to U.S. economic sanctions. We also are aware of information indicating that you and/or your subsidiary, Arcadia Petroleum Ltd., may have business ties to Sudan, a country currently identified by the U.S. State Department as a state sponsor of terrorism and subject to U.S. economic sanctions. Please describe for us your operations and/or contacts in these countries, including operations and/or contacts of subsidiaries, affiliates and related entities; the amount of revenue derived from the operations and/or contacts; the materiality to you of the operations and/or contacts in each country; and your view as to whether those operations and/or contacts, individually or in the aggregate, constitute a material investment risk for your security holders.

Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with your contacts with Iraq during the period it was identified as a state sponsor of terrorism, and your contacts with Sudan. Please also address the materiality of any such contacts in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note again that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Illinois, New Jersey and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University and Dartmouth College have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions.


Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.


Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Roger Schwall
		Assistant Director
		Division of Corporation Finance
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Satoshi Tanaka, General Manager
Mitsui & Co., Ltd.
December 30, 2005
Page 1









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE